POWER2SHIP, INC.
                              903 Clint Moore Road
                            Boca Raton, Florida 33487

                                                          Telephone 561-998-7557

                                    'RW WD'

                                                   January 24, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:     Max A. Webb
               Jean Yu
               Linda Cvrkel
               Messeret Nega

     Re:       Power2Ship, Inc. (the "Company")
               Registration Statement on Form SB-2
               File number 333-118792

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the aforedescribed Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on September 3, 2004.

     The Registration Statement was initially filed primarily to comply with contractual requirements accorded certain investors, including Cornell Capital Partners, L.P. However, because the Company was unable to qualify for certain exemptions necessary to execute its obligations to Cornell Capital Partners, L.P, the Company is withdrawing its Registration Statement.

     The Registration Statement has never been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any question, please do not hesitate to contact James M. Schneider, Esq., legal counsel to the Company, at 561-362-9595.

                                          Sincerely,

                                          POWER2SHIP, INC.

                                          /s/ Richard Hersh

                                          Richard Hersh, President

cc: James M. Schneider, Esq.

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